October 27, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:    Mara L. Ransom
                    Assistant Director

Re: Genie Energy Ltd.
Registration Statement on Form 10
Filed August 26, 2011
File No. 000-54486

Dear Ms. Ransom:

           Genie Energy Ltd., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form 10 filed August 26, 2011 (as amended, the “Registration Statement”).

           We are writing to respond to the comments raised in your letter to the Company dated October 24, 2011. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed October 6, 2011.  References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission
October 27, 2011

Facing Page of Registration Statement

1.	Please indicate whether you are a large accelerated filer, an accelerate filer, a non- accelerated filer or a smaller reporting company.

Response: We have indicated that the Company is a non-accelerated filer on the facing page of the Registration Statement.

Exhibit 10.4

2.
We note that you have filed a redacted copy of the agreement but have not filed a corresponding confidential treatment request. The confidential treatment application you filed with IDT’s Form 10-K for Fiscal Year Ended July 31, 2009 is insufficient for this registration statement because you re-filed the agreement as an exhibit to the registration statement. Please file an application for confidential treatment for the redacted agreement that you filed with this registration statement.

Response: We note the Staff’s comment and respectfully note that a Confidential Treatment Request along with a copy of the full agreement was sent via Federal Express to the Staff on October 7, 2011 and delivered and signed for by D. Siefert on October 11, 2011.

Exhibit 99.1

The Spin-Off, page 15

Treatment of Stock Options in the Spin-Off, page 17

3.
Please clarify what you mean by the phrase “each option holder will share ratably in a pool of options,” including clarification on whether current holders of options to purchasers IDT’s Class B common stock will be granted options to purchase your Class B common stock and disclose the number of options that will be granted. Please also tell us number of holders of options to purchase IDT’s Class B common stock, the nature of such holders’ relationship with you and whether all of such holders are also holders of IDT’s Class B common stock. Please also disclose how you will determine the market value in setting the exercise price of the options, including when such determination will be made. Please also tell us whether you will register the grant of the options to purchase your Class B common stock under the Securities Act, and, if not, the exemption from registration that you intend to rely on.

Securities and Exchange Commission
October 27, 2011

Response: We have modified the disclosure to clarify the treatment of options to purchase IDT stock and to address the Staff’s comment.  There are approximately 125 holders of outstanding options to purchase IDT Class B common stock.  All of the option holders are employees of or consultants to, or former employees of or consultants to, IDT.  We do not know if all such individuals are holders of IDT common stock as most are not executive personnel whose ownership of IDT stock is tracked by IDT.  We will be filing a registration statement on Form S-8 registering the grant of the options prior to consummation of the spin-off.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 17

4.
We note your response to comment 13 in our letter dated September 23, 2011. You did not disclose which of the tax consequences discussed in this section are covered by the private letter ruling and/or the PwC opinion. Please revise.

Response: In response to the Staff’s comment, we have revised our disclosure to indicate which of the tax consequences discussed in the “Material U.S. Federal Income Tax Consequences of the Spin-Off” section are covered by the private letter ruling and/or the PwC opinion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 32

Year Ended July 31, 2011 Compared to Year Ended July 31, 2010, page 33  Consolidated, page 36

5.
We note your response to comment 19 in our letter dated September 23, 2011 and the related revisions to your disclosure. Please provide a more meaningful discussion of the reasons for material changes from period to period in net loss attributable to non- controlling interests. For example, if the increase in the net loss attributable to non- controlling interests relates in significant part to non-controlling interests in the Citizen’s Choice Energy, LLC (CCE) variable interest entity, please state this fact and also explain the underlying reasons for the losses incurred by this entity. You should also provide a context for readers to understand why 100% of the losses incurred by this variable interest entity and the other IDT Energy related variable interest entities are attributed to the non-controlling interests.

Securities and Exchange Commission
October 27, 2011

Response: We have revised our disclosure in response to the Staff’s comment. Please be advised that we did not include the two additional variable interest entities related to IDT Energy in the disclosure since they are much less significant than CCE and neither is expected to become significant in the future.

Business, page 45

Israel Energy Initiatives, Ltd., page 48

6.
We note that you continue to state that the 238 square kilometers in the Shfela reason in Israel “is estimated to hold approximately 40 billion barrels of oil equivalent in the form of oil shale.” Such statements need to comply with Regulation S-K and, specifically, Item 1202, which requires the disclosure of proven, possible and probable reserves to be presented in a particular format and with additional content. Please revise your disclosure to comply with these regulations or remove this statement. Please also provide the disclosure requested by this comment to your indication that “each acre is estimated to hold up to 2.5 million barrels of oil equivalent” in Colorado’s Piceance Basin, or direct us to the page number in your previously referenced supplemental materials containing the support for this statement.

Response: The Company believes that given the importance of its shale development projects to the future value of the Company, statements regarding the estimated richness of the resources in the areas in which the Company’s subsidiaries are conducting exploratory activities, is useful to investors.  This is particularly true with respect to the IEI project, where Israel is not generally viewed as an area where petroleum resources are to be found.  Further, we note that the Company is not currently engaged in extraction activities, so the requirement to provide reserve data is not yet applicable. In response to the Staff’s comment, we have modified the disclosure to make it clear that the estimates given are general estimates of the resource in place in the region and do not constitute proven, possible or probable reserves under relevant SEC regulations.

Executive Compensation, page 56

Compensation of our Named Executive Officers, page 56

7.
We note your response to comment 32 in our letter dated September 23, 2011. With respect to your named executive officers’ base salaries, bonuses and stock awards, please disclose why IDT chose to pay each compensation element and how each compensation element fit into IDT’s overall compensation objectives and affected decisions regarding the other compensation elements. Please also disclose how IDT determined the amount of base salaries and stock awards to pay to your named executive officers. See Item 402(b)(1)(iv)-(vi) of Regulation S-K.

Securities and Exchange Commission
October 27, 2011

Response:  In response to the Staff’s comment, we have revised our disclosure to indicate how IDT determined the amount of base salaries and stock awards to pay to our named executive officers.

8.
We note the disclosure in the sixth paragraph, second sentence regarding the accomplishments during fiscal 2010 that led to IDT’s decision to award bonuses. Please provide the following additional disclosure:

•	Please disclose IDT’s budgeted goal for Adjusted EBITDA and how IDT calculated Adjusted EBITDA from its audited financial statements. See Instruction 5 to Item 402 of Regulation S-K.
•	Please disclose the targets for reducing corporate overhead, either as a dollar amount or as a percentage from the corporate overhead in fiscal 2009.
•	Please disclose the relative weight assigned to each of the five accomplishments in determining each named executive officer’s bonus payment. See Item 402(b)(v) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our disclosure to address the points set out above.

9.
We note your response to comment 35 in our letter dated September 23, 2011. Please provide the disclosure required by Item 402(d) of Regulation S-K. Such disclosure is required when plan awards are granted to your named executive officers, even if such grant was made by IDT.

Response: We have revised the disclosure in the Information Statement to provide the disclosure required by Item 402(d) of Regulation S-K to the extent applicable.

Summary Compensation Table, page 57

10.
We note from Mr. Jonas’s amended and restated employment agreement with IDT, dated October 31, 2008 that he is to receive shares of IDT’s Class B common stock as his form of base compensation for the period between January 1, 2009 through December 31, 2011. Please disclose why Mr. Jonas also received a cash salary of $36,004 and $35,000 in fiscal 2011 and fiscal 2010, respectively, and whether such payments were pursuant to his amended and restated employment agreement.

Securities and Exchange Commission
October 27, 2011

Response: As discussed with the Staff, the items listed under base salary for Mr. Jonas in fiscal 2010 and 2011 were amounts paid in order to facilitate the provision of employee benefits to Mr. Jonas and allow for salary deductions to pay the employee portion of the costs thereof by Mr. Jonas under Company policy.  Such amounts were deducted from Mr. Jonas’ bonus compensation and the amounts shown under Bonus compensation are the amounts actually received for the periods, when the amounts determined for Mr. Jonas were actually higher by the cash salary amounts.  Footnote disclosure has been added to the Summary Compensation Table.

Outstanding Equity Awards at 2011 Fiscal Year-End, page 57

11.
Please disclose in a footnote to the table the vesting dates of the stock awards. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, see Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Outstanding Equity Awards at 2011 Fiscal Year-End table has been revised to include footnotes regarding the vesting dates of the stock awards.

Where You Can Find More Information, page 66

12.
We note your response to comment 42 in our letter dated September 23, 2011. The sentence that “[s]tatements... relating to the contents of any contract, agreement or other documents are not necessarily complete..., with each such statement being qualified in all respects by reference to the document to which it refers” is too broad, as the information statement discusses numerous “documents.” Please either delete such sentence or specifically identify the documents which are being qualified and file such documents as exhibits to the registration statement.

Response: In response to the Staff’s comment we have deleted the referenced sentence.

Notes to Consolidated Financial Statements, page F-8 Note 9 – Variable Interest Entity, page F-23

13.
Please disclose the amount of cash that was provided to CCE during fiscal 2011 to fund its operations, the amount of cash you intend to provide to CCE during fiscal 2012 and the primary reasons for providing this support if there is no contractual obligation. Also disclose the terms of your arrangements with CCE that could require you to provide additional financial support including events or circumstances that could expose you to a loss. Finally, please revise your disclosure to clarify that you have no ownership interest in this entity and thus all net losses incurred by this entity have been attributed to non- controlling interests in the consolidated statements of operations. See ASC 8 10-10-50.

Securities and Exchange Commission
October 27, 2011

Response: We have revised our disclosure in response to the Staff’s comment.

Note 10 –Stock Based Compensation, page F-24

14.
With reference to the applicable authoritative guidance, please tell us your proposed accounting for the reduction in the exercise price of the outstanding stock options and granting of new options in connection with the spin-off.

Response: In accordance with ASC 718-20-35-6, we propose to account for the reduction in the exercise price of the IDT outstanding stock options and the grant of new options in Genie by us as a modification. In accordance with 718-20-35-3, we will compare the fair value of the modified award (the original options with a reduced exercise price and the grant of the new options) with the fair value of the original award immediately before the modification. The provisions of the modified options include an antidilution feature designed to equalize the fair value of the award as a result of an equity restructuring event, such as a spin-off. The reduction in the exercise price of the original options was designed to equalize the intrinsic value of these options. Since the volatility of Genie is expected to be higher than the expected volatility of IDT following the spin-off, it was determined that additional new options of Genie should be granted in order to equalize the fair value of the options. Currently, 468,000 options in IDT are outstanding and an additional 50,000 options in Genie will be granted proportionately to the holders of IDT. We currently expect that the stock-based compensation as a result of this modification, if any, will be insignificant.

Note 11 – Commitments and Contingencies, page F-26 Tax Audits, page F-26

15.
We note your response to comment 53 in our letter dated September 23, 2011. Please revise your disclosure to specifically indicate the amount or a range of reasonably possible additional losses incurred related to the tax audits in excess of the $3.3 million that has been accrued. Additionally, we note your disclosure on page 34 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that the accrual for the tax audits represents IDT Energy’s estimate of the potential liability that may result from the audits. If the amount accrued represents your estimate of the probable liability that has been incurred, please revise your disclosure accordingly. Otherwise please advise us as to the basis in GAAP for your accounting.

Response: We have revised our disclosure to indicate the amount of the reasonably possible additional losses incurred related to the tax audits in excess of the amount accrued. We have also revised our disclosure for an error made in our initial filing. We have also revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to state that the loss accrual represents our estimate of the probable liability that has been incurred.

Securities and Exchange Commission
October 27, 2011

Other Commitments and Contingencies, page F-27

16.
We note your response to comment 46 in our letter dated September 23, 2011. Please tell us in more detail why you believe “supply fees” paid under the BP Agreement, which are based on the delivered volume of electricity and natural gas, should be classified as a non-operating as opposed to operating expense.

Response: IDT Energy pays BP for its purchases of electricity and natural gas, which is generally at the rates that IDT Energy would pay if IDT Energy purchased the electricity and natural gas directly in the markets. In addition, IDT Energy pays BP “supply fees” set forth in Exhibit 1 of the BP Agreement, which are based on the delivered volume of electricity and natural gas (the fee based on volumetric loads). We believe the supply fees are properly classified as non-operating expense in the statement of operations because they are replacing the financing costs that IDT Energy incurred to provide collateral to vendors primarily through letters of credit.

We do not believe the supply fees should be classified as “Direct cost of revenues” in the Consolidated Statement of Operations. IDT Energy’s direct cost of revenues includes the cost to purchase electricity and natural gas from all of its vendors, including BP. Purchases of electricity and natural gas from BP are at spot rates, which were the rates that IDT Energy paid before it entered into the BP Agreement. Therefore, IDT Energy does not experience any impact on its gross margins as a result of the BP Agreement. We do not believe a reduction in IDT Energy’s gross margin due to the supply fee would be appropriate since IDT Energy could avoid the fee by purchasing electricity or natural gas from other vendors. We do not believe the classification between operating and non-operating expense should be based upon the vendor that sells the electricity or natural gas.

Also, we do not believe the supply fees should be classified as “Selling, general and administrative expense” in the Consolidated Statement of Operations for the same reason, namely the choice of vendor should not determine the classification of an expense between operating and non-operating.

As a result of our research into the proper accounting treatment and classification for the BP transactions, we learned that Alon USA Energy and TransAtlantic Petroleum Corp, both of whom were audited by KPMG LLP, classify similar fees from preferred suppliers in non-operating expense. This assisted us in our determination of the appropriate classification for the supply fees, although we understand that this is not definitive evidence that the classification is correct.

*           *           *

Securities and Exchange Commission
October 27, 2011

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Claude A. Pupkin

Claude A. Pupkin
Chief Executive Officer

cc:  Charles Lee, Esq.
      Anthony Watson
       Robyn Manuel
       Dov Schwell, Esq.